UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated July 6, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: July 6, 2006	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

UPDATE ON ARROYO VERDE DRILL PROGRAM

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that it has completed a program of reverse circulation drilling at the South Dome Anomaly, the second of three targets at the Arroyo Verde project in Chubut province, Patagonia, Argentina. The Arroyo Verde project comprises over 155 square kilometers of exploration concessions hosting both epithermal gold-silver vein mineralization in a rhyolite dome setting as well as molybdenum-lead-zinc mineralization in a porphyry setting.

Thirty four reverse circulation holes totaling 4,659 meters were drilled in four north-south fences across the gravel covered South Dome Anomaly, a large 1.5 by 2.0 kilometer Induced Polarization geophysical anomaly characterized by a high resistivity and high chargeability signature which typifies the known high grade epithermal gold-silver mineralization in the Principal Vein outcropping in a rhyolite dome 200 meters to the north.

Drill results indicate that the eastern part of the anomaly is underlain by a predominantly rhyolitic to dacitic sequence of volcanic rocks with pervasive quartz-kaolin and chloritic alteration as well as disseminated pyrite. This sequence has been intruded by a series of amethyst bearing quartz veins similar to those hosting the epithermal mineralization in the outcropping dome just to the north. The western portion of the South Dome Anomaly is underlain by predominantly basement metamorphic rocks intruded by deeper seated epithermal to mesothermal veins and breccia veins.

Although assays from the last five holes in the program are still pending, results to date indicate the strongest mineralization is associated with the vein and breccia veins in the western portion of the anomaly with the highest values occurring in hole PO-69 which graded 17.1 g/t silver, 0.16% copper, 0.43% lead and 1.1% zinc over 17 meters from 132 to 149 meters. Lower lead and zinc values from 0.05% to 0.3% over widths of 40 to 50 meters are also commonly associated with massive quartz veining in 8 of the 16 other holes drilled on the western two lines of holes. Low gold values from 0.1 to 0.2 g/t gold are also typically associated with the epithermal veins intersected in the two sections of drill holes in the eastern portion of the anomaly. Final interpretation of results from the drill program will be made once assay results are received from the final five holes PO-84 to PO-88.

The reverse circulation drill rig has now been moved to the El Refugio area where anomalous results over wide widths were intersected in hole PO-53, (zinc ranging from 0.050 to 1.0 % from 170-320 meters and molybdenite averaging 0.015% from 300-320 meters) and PO-54 (0.22 % zinc, 0.029 % molybdenite, and 340 ppm copper from 214-306 meters (92 meters) in a siliceous rhyodacite intrusive unit. Note that the last four meters of the hole PO-54 averaged 0.34 % zinc, 0.27 % lead and 0.045 % molybdenite from 302-306 meters). Four, 300 meter step holes are planned at 1 kilometer spacings to further test the wide widths of molybdenum-lead-zinc mineralization and broad zones of alteration referenced above which are interpreted to belong to a large porphyry molybdenum system.

Sampling procedure at Arroyo Verde is to prepare two splits from the reverse circulation cuttings at the drill pad, which are sealed and stored at the project site in a secure location. One is retained for reference with the other collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. All work on the project is under the direction of Mr. Gary Nordin, P.Geo., British Columbia, the designated Qualified Person for the Arroyo Verde project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.